UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: July 27, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

AND

CNOOC Finance (2003) Limited

(incorporated in the British Virgin Islands with limited liability)

US$300,000,000 5.500% Guaranteed Noted due 2033

(Stock code: 02568)

unconditionally and irrevocably guaranteed by

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 00883)

ANNOUNCEMENT

This is an announcement jointly issued by CNOOC Limited (the “Company”) pursuant to Rules 13.10B, 37.44 and 37.48(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company (“the “Issuer”), pursuant to Rules 37.44 and 37.48(b) of the Listing Rules in relation to the US$300,000,000 5.500% notes due 2033 (stock code: 02568) issued by the Issuer and guaranteed by the Company (the “Notes”) listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Luxembourg Stock Exchange.

Please refer to the following notice which has been published by the Issuer on the website of the Luxembourg Stock Exchange on 27 July 2018 in respect of the approval of the request for delisting of the Notes from the official list of the Luxembourg Stock Exchange and from trading on the regulated market of the Luxembourg Stock Exchange with effect from 15 August 2018.

The Notes (stock code: 02568) will continue to be listed on the Hong Kong Stock Exchange.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 27 July 2018

As at the date of this announcement, the sole director of CNOOC Finance (2003) Limited is CNOOC Limited.

As at the date of this announcement, the directors of CNOOC Limited comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wang Dongjin	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

CNOOC Finance (2003) Limited
(the “Issuer”)

US$300,000,000 5.500% Guaranteed Notes due 2033 unconditionally and irrevocably guaranteed by CNOOC Limited (ISIN USG21886AB53)
(the “Notes”)

Delisting of the Notes from the Luxembourg Stock Exchange

The Luxembourg Stock Exchange has granted the request for the Notes to be removed from the official list of the Luxembourg Stock Exchange and from trading on the regulated market of the Luxembourg Stock Exchange with effect from 15 August 2018 (the last trading date of the Notes will thus be 14 August 2018).

The Notes are currently, and will continue to be, listed on the Hong Kong Stock Exchange.

If you need any further information, please do not hesitate to contact Tao Wu by phone 8610-8452-1730 or by mail at wutao2@cnooc.com.cn.

British Virgin Islands, 27 July 2018

For and on behalf of the Board of Directors – CNOOC Finance (2003) Limited